[Letterhead of Liberate Technologies]

February 4, 2005

BY ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Liberate Technologies— Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

        I transmit for filing on behalf of Liberate Technologies, a Delaware corporation (the "Company"), pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, the Company's Preliminary Proxy Statement on Schedule 14A (the "Preliminary Proxy"), relating to a special meeting of the Company's stockholders to consider and vote on a proposal to approve and adopt an asset purchase agreement (the "Asset Purchase Agreement") between the Company, its wholly-owned subsidiary and Double C Technologies, LLC ("Double C"), a Delaware limited liability company majority owned and controlled by Comcast Corporation ("Comcast"), with a minority investment by Cox Communications, Inc. ("Cox"), and the sale of substantially all of the assets relating to the Company's North America business to Double C pursuant to the Asset Purchase Agreement (the "Asset Sale"). The operations being sold in the Asset Sale were only identified as our "North America business" during the course of negotiations with Double C related to the Asset Purchase Agreement; the Company has not historically accounted for those assets as a separate operation, segment, division or business.

        Please note that following a review of Schedule 14A and related rules and regulations (the "Proxy Rules"), the Company has included pro forma financial information in the Preliminary Proxy giving effect to the Asset Sale, as the Company considered such information relevant to the Company's stockholders in making an informed decision with respect to the proposal to approve and adopt the Asset Purchase Agreement and the Asset Sale, but, pursuant to Schedule 14A, Item 14, Instruction 2, the Company has not included (or incorporated by reference) historical financial information for the Company, Comcast or Cox, nor has the Company included separate unaudited financial information for the business being sold to Double C. We believe that the Preliminary Proxy complies in all material respects with the Proxy Rules, including with respect to financial information that must be provided. However, the Company is aware of the guidance provided by the staff of the Commission (the "Staff") in Question 6 under Subsection H. (Financial Statements) of Section I (Regulation M-A) of the Third Supplement (July 2001) to the Manual of Publicly Available Telephone Interpretations and acknowledges that the Staff could take a different view as to the financial information that is required to be included in, or incorporated by reference into, the Preliminary Proxy. Accordingly, the Company requests an opportunity to discuss our views with the Staff at your earliest convenience to confirm that the financial information that the Company has included in the Preliminary Proxy is appropriate and in compliance with the Proxy Rules.

        To discuss this matter, or if you have any questions or require any further information with respect to the Preliminary Proxy or any other matters relating to this filing, please call the undersigned at (650) 645-4003, or Kenton J. King of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel for the Company, at (650) 470-4530.

Very truly yours,
/s/ GREGORY S. WOOD
Gregory S. Wood
Executive Vice President and Chief Financial Officer

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